ROBIN S. YONIS
General Counsel
Office: (949) 219-6767
Fax: (949) 219-6952
Email: Robin.Yonis@PacificLife.com
September 28, 2005
VIA Edgar and Email
Mr. Vincent DeStefano, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Pacific Funds (File Nos. 333-61366, 811-10385)
Dear Mr. DeStefano:
We are responding to your comments, provided via telephone conference call on September 13, 2005, to post-effective amendment No. 39 to the registration statement of Pacific Funds (the “Fund”) filed on July 13, 2005 pursuant to Rule 485(a) of the Securities Act of 1933. Any reference to the prospectuses applies to the Class A, B, and C Share prospectus and Class R prospectus contained in the registration statement, unless otherwise noted. Each of your comments and our response to each comment is set forth below (all page references relate to Class A, B, and C Share prospectus).
1.	Comment: Even though the Portfolio Optimization Funds are referenced in the paragraph above the “Main Risks” table under Funds at a Glance, please include Portfolio Optimization Models in the table itself (pp. 4-5).

Response: The main risks of the Portfolio Optimization Models are listed in the chart referenced in the section, “About the Funds” (p. 24). We have added language to the “Main Risks” paragraph to further clarify that this disclosure is available on page 24. We believe any further addition of these risks to the “Main Risks” table under Funds at a Glance would be redundant.

2.	Comment: Please include “Direct” in the column heading currently presented as “Total Annual Operating Expenses” in order to be consistent with other column headings in the Operating Expenses chart under Fees and Expenses (p. 20).

Response: The column heading has been edited to include a subheading, “Direct”, to reflect all the columns that show direct fees and expenses.
Pacific Funds
700 Newport Center Drive, Newport Beach, California 92660-6397 Tel (800) 722-2333
Securities Offered Through Pacific Select Distributors, Inc., Member, NASD & SIPC

Mr. Vincent DeStefano, Esq.
Securities & Exchange Commission
September 28, 2005

3.	Comment: Please modify footnote 4 to the Operating Expenses chart so that only expense limitations that will be in place for at least one year following the effectiveness of the registration statement are represented (p. 20).

Response: The prospectuses will be in use until June 30, 2006, at which time they will be updated in connection with the Fund’s regular annual updating process, which is consistent with the term of the current expense limitation agreement.

4.	Comment: In lieu of the statement, “[a] team of Pacific Life investment professionals establish and apply the asset allocation strategy for the Portfolio Optimization Funds”, please list the five persons, if applicable, with the most significant responsibility for the day-to-day management of the Portfolio Optimization Funds under About the Funds (p. 24).

Response: The disclosure has been revised to state the names of the two portfolio managers with joint and primary responsibility for the Portfolio Optimization Funds as well as provide any required disclosure for them.

5.	Comment: Please confirm that all substantially similar accounts are included in Performance of Comparable Accounts, and if all such accounts are not included, explain why they have been excluded and why the exclusion does not change the returns (p. 64).

Response: As disclosed in the prospectus, in the section “About the Comparable Account Presentations”, page 63, each manager generally includes all of its accounts with substantially similar goals and polices unless otherwise noted. As noted in the disclosure, a manager may exclude accounts that are too small, have too short an investment time horizon to accurately reflect the manager’s performance or do not meet other established criteria for the published composite. Neither Pacific Life nor the Fund independently verifies the composition of a manager’s composite performance presentation.
All of the changes referred to above will be reflected in the Rule 485(b) filing to be made with the SEC. If you have any questions or further comments, please contact the undersigned or Mr. Douglas Dick of Dechert LLP at (949) 442-6060.
Sincerely,

Robin S. Yonis

cc:	J. Puretz, Esq., Dechert LLP D. Dick, Esq., Dechert LLP